Annual Report

Cover Page

Name of issuer:

Hana Makgeolli LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: NY

Date of organization: 11/15/2017

Physical address of issuer:

201 Dupont Street
Brooklyn NY 11222

Website of issuer:

http://www.hanamakgeolli.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$749,954.00	$367,890.00
Cash & Cash Equivalents:	$353,555.00	$13,466.00
Accounts Receivable:	$272.00	$3,214.00
Short-term Debt:	$92,815.00	$37,900.00
Long-term Debt:	$158,803.00	$160,206.00
Revenues/Sales:	$361,193.00	$35,423.00
Cost of Goods Sold:	$69,148.00	$16,927.00
Taxes Paid:	$3,086.00	$100.00
Net Income:	($76,669.00)	($181,438.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Hana Makgeolli LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John Limb	LLC Managing Member	Hana Makgeolli	2018
Alice Jun	LLC Managing Member	Hana Makgeolli	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John Limb	Managing Member	2018
Alice Jun	Founder & Brewer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting

equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alice Jun	17234.0 Membership units	53.94
John LImb	8616.0 Membership units	26.97

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Hana Makgeolli requires funding of at least $50,000 in order to open our taproom and make necessary production improvements. Ramping up by-the-glass sales is contingent upon having the proper equipment, furnishings and labor to support such sales. Should equipping or furnishing of the taproom fail for any reason it would prevent the opening up of our highest margin channel required to increase our revenues.

Korean rice wine is still a small and relatively unknown category here in the US. Establishing the category will take time and the potential market size may be difficult to define. However, as the only domestic producer we see first-hand the demand that our products command and we are confident that with the continued growth in Korean cuisine, craft beers, natural wines, and premium sakes that this category can succeed.

Disruptions in the Company's manufacturers' systems or losses of manufacturing certifications could adversely affect sales and customer relationships. Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our manufacture of products, adversely affecting sales and customer relationships.

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to

effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau (TTB) regulates the manufacture of breweries on the Federal level and New York State Liquor Authority regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either their products in other states in the future or ship its spirits to other states, then such activity would also be governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closure of the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

The Company relies on third-party suppliers for ingredients that it cannot manufacture. The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations. As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. The Company's products could contain contaminated substances. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity

Since December 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a signifiant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. the duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Limited operating history.

Our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that the results so far of our bar group are indicative of the results that we may be able to achieve in the future with this brewery.

Ability to maintain and enhance our product image.

Due to the intense competition of our industry, it is critically important for us to maintain and enhance the image of our existing and new products. We want customers to come visit our locations because they associate us with good products, or pick our products out of a crowded store shelf because they know

they will get a product they like. The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies or consumers resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

We need to increase brand awareness.

If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Any disruption in brewing activities could have a material adverse effect on our financial results.

A major disruption to our facilities could have a material adverse effect on our ability to supply our products to our restaurants and distributors. If such an event were to occur, we could experience a material adverse effect on our financial results.

Changes in employment laws or regulations could harm our performance.

Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results, including changes to minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc.

You will not have any influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have no right to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our units unless he or she is willing to entrust all aspects of management to our executive officers and directors.

An investment in our units is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities (or Amount)	Securities (or Amount)	Voting

Class of Security	Authorized	Outstanding	Rights
Membership Units	50,000	30,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jong Won Hong
Issue date	01/06/19
Amount	$30,000.00
Outstanding principal plus interest	$35,730.48 as of 05/31/21
Interest rate	5.0% per annum
Maturity date	01/17/24
Current with payments	Yes

Loan

Lender	Empire State Certified Development Corportion
Issue date	04/29/19
Amount	$140,000.00
Outstanding principal plus interest	$135,317.16 as of 05/31/21
Interest rate	7.0% per annum
Maturity date	03/01/26
Current with payments	Yes

Through March 2022, the Company is required to make interest only payments with interest at 7% per annum. Starting in April 2022, monthly installments of $1,866 including interest at 7% per annum are due through March 2030. The loan payable is collateralized by substantially all of the assets of the Company and is guaranteed by the Company and two of its members.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2018	Regulation D, Rule 506(b)	Convertible Note	$35,000	General operations
11/2018	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
4/2019	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
4/2020	Regulation D, Rule 506(b)	Common stock	$50,000	General operations
8/2021	Regulation D, 506(c)	Priced Round	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate

amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jong Won Hong
Amount Invested	$30,000.00
Transaction type	Loan
Issue date	01/06/19
Outstanding principal plus interest	$35,730.48 as of 05/31/21
Interest rate	5.0% per annum
Maturity date	01/17/24
Current with payments	Yes
Relationship	Father In Law

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking

statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hana Makgeolli is the first artisanal Korean rice wine brewery in the US. Our aim is to show the breadth and depth of the Korean rice wine category by producing the highest quality wines using traditional Korean brewing methodologies, modern brewing technology and only the highest quality, natural ingredients.

In 5 years, Hana Makgeolli will be the nation's undisputed leader in premium Korean rice wines, with a diversified product line and nationwide distribution and recognition. Forward-looking projections cannot be guaranteed.

Milestones

Hana Makgeolli LLC was incorporated in the State of New York in November 2017.

Since then, we have:

- The country's first and only brewery specializing in artisanal Korean rice wines

- Female founder and head brewer

- Already raised $550K out of a $750K seed round goal

- Extremely strong demand and sales across channels since September 2020 launch

- Every bottle made has been sold, generating $80K in our first 6 months operating at 60% capacity

- High growth potential with untapped tasting room sales and larger scale production and distribution

- Core portfolio of 3 wines, all made with the highest quality organic rice and authentic Korean fermentation starter

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $361,193 compared to the year ended December 31, 2020, when the Company had revenues of $35,423. Our gross margin was 80.86% in fiscal year 2021, compared to 52.21% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $749,954, including $353,555 in cash. As of December 31, 2020, the Company had $367,890 in total assets, including $13,466 in cash.

- *Net Loss.* The Company has had net losses of $76,669 and net losses of $181,438 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $251,618 for the fiscal year ended December 31, 2021 and $198,106 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $170,000 in debt, $50,000 in equity, and $110,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hana Makgeolli LLC cash in hand is $302,125, as of April 2022. Over the last three months, revenues have averaged $55,687/month, cost of goods sold has averaged $7,504/month, and operational expenses have averaged $54,937/month, for an average burn rate of $6,754 per month. Our intent is to be profitable in 12 months.

2021 was a strong year for Hana Makgeolli. Sales rose by over 10X from 2020 to $361,193 and gross profit rose to $288,959 from from $18,396 in the prior year. We narrowed our net loss to $76,669 compared to $181,438 the prior year.

We expect revenues of approximately $175k and expenses of approximately $115k in in Q2, based on Q1 results.

We are currently running at approximately a breakeven level. We expect to be profitable by Q3 2022. We do not anticipate needing additional funding in order execute our current plans to expand our production capacity.

In addition to Wefunder, our other sources of income include private investors, as many people have expressed interest in investing with us.

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.>

Refer to Appendix C, Financial Statements

I, Alice Jun, certify that:

(1) the financial statements of Hana Makgeolli LLC included in this Form are true

and complete in all material respects ; and

(2) the tax return information of Hana Makgeolli LLC included in this Form reflects

accurately the information reported on the tax return for Hana Makgeolli LLC filed

for the most recently completed fiscal year.

Alice Jun
LLC Managing Member

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a

result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.hanamakgeolli.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alice Jun
John Limb

Appendix E: Supporting Documents

Hana_Makgeolli_Amended_Operating_Agreement_Wefunder_FINAL.pdf
Hana_Makgeolli_Equity_Term_Sheet_Wefunder.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal

violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Hana Makgeolli Subscription Agreement
- SPV Subscription Agreement
- Hana Makgeolli Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Alice Jun
- John Limb

Appendix E: Supporting Documents

- Hana_Makgeolli_Amended_Operating_Agreement_Wefunder_FINAL.pdf
- Hana_Makgeolli_Equity_Term_Sheet_Wefunder.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Hana Makgeolli LLC

By

Alice Jun

Founder & Brewer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

John Limb

Managing Member
4/27/2022

Alice Jun

Founder & Brewer

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.